

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 16, 2008

By U.S. Mail and Facsimile

Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive
Suite 901
Coconut Grove, FL 33133

  Re: **Form 10-K for the Fiscal Year Ended December 31, 2007**
    File No. 001-05581

Dear Ms. Menendez:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

        Sincerely,

        John Cash
        Accounting Branch Chief